[1]
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									OMB APPROVAL

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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No. 2)


							*
					Kushner Locke Company

							*

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						Common Stock

							*
						 501337109

							*
				Gruber & McBaine Capital Management
					Elizabeth D. Giorgis
				  50 Osgood Place, Penthouse
				   San Francisco, CA 94133
					   (415) 981-1039
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

							*
					November 19, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (12-91)


[2]
SCHEDULE 13D

CUSIP No. 501337109	Page 2 of 11 Pages

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1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

GRUBER & McBAINE CAPITAL MANAGEMENT, LLC
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/  /
(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

AF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
      SHARES		0
   BENEFICIALLY	--------------------------------------------------
     OWNED BY	8	SHARED VOTING POWER
       EACH		1,653,950
    REPORTING		--------------------------------------------------
      PERSON	9	SOLE DISPOSITIVE POWER
       WITH		0
				--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				1,653,950
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,653,950
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.00
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14	TYPE OF REPORTING PERSON*
OO
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[3]
SCHEDULE 13D

CUSIP No. 501337109	Page 3 of 11 Pages

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1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

JON D. GRUBER
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/  /
(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

AF, PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
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     NUMBER OF	7	SOLE VOTING POWER
      SHARES		222,600
   BENEFICIALLY	--------------------------------------------------
     OWNED BY	8	SHARED VOTING POWER
       EACH		1,653,950
    REPORTING	--------------------------------------------------
      PERSON	9	SOLE DISPOSITIVE POWER
       WITH		222,600
			--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				1,653,950
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,669,850
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.61
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14	TYPE OF REPORTING PERSON*
IN
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[4]
SCHEDULE 13D

CUSIP No. 501337109	Page 4 of 11 Pages

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1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

J. PATTERSON MCBAINE
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/  /
(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
      SHARES		259,550
   BENEFICIALLY	--------------------------------------------------
     OWNED BY	8	SHARED VOTING POWER
       EACH		1,653,950
    REPORTING		--------------------------------------------------
      PERSON	9	SOLE DISPOSITIVE POWER
       WITH		259,550
				--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				1,653,950
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,693,600
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.88
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
IN
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[5]
SCHEDULE 13D

CUSIP No. 501337109	Page 5 of 11 Pages

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1	NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

THOMAS O. LLOYD-BUTLER
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/  /
(b)	/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
---------------------------------------------------------------------------
     NUMBER OF	7	SOLE VOTING POWER
      SHARES		0
   BENEFICIALLY	--------------------------------------------------
     OWNED BY	8	SHARED VOTING POWER
       EACH		1,653,950
    REPORTING		--------------------------------------------------
      PERSON	9	SOLE DISPOSITIVE POWER
       WITH		0
				--------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				1,653,950
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,653,950
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.00
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
IN
---------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 501337109	Page 6 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Kushner Locke Company ("KLOC"). The principal executive office of KLOC is located at 11601 Wilshire Boulevard, 21st Floor, Los Angeles, CA 90025.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Gruber and McBaine Capital Management, L.L.C. (LLC); Jon D. Gruber
(Gruber); J. Patterson McBaine (McBaine);and  Thomas O. Lloyd-Butler (TLB).

(b)	The business address of LLC, Gruber, McBaine and TLB is 50 Osgood
Place, Penthouse, San Francisco, CA 94133.

(c)	LLC is an investment adviser.  Gruber and McBaine are the Managers of
LLC and TLB is a member of LLC.

(d)	During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All such persons are citizens of the United States of America.

SCHEDULE 13D

CUSIP No. 501337109	Page 7 of 11 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

LLC		Capital Under Management	$811,282
Gruber	Personal Funds			$136,214
McBaine	Personal Funds			$205,249

ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the purchase of the Stock reported herein was and is for investment.

Except as described below, the persons named in Item 2 have no plans or proposals that relate to or would result in any of the events listed in the instructions to Item 4 of this statement. As of the date this statement is filed, such persons intend to communicate directly with KLOC's management regarding its financial condition, management and business plan, with a view to formulating suggestions for improvement. Such persons are also considering the advisability of discussing these matters with other significant shareholders and other ways to improve and support KLOC's business operations. Such persons may acquire additional shares of Stock at any time or may dispose of part or all of their Stock at any time. Such persons currently do not otherwise have any specific plans or proposals regarding these matters, and have not acquired the Stock with the purpose or effect of changing or influencing control of KLOC.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


Aggregate
Beneficially
Owned				  Voting Power		Dispositive Power
Name Number	Percent	Sole		Shared	Sole		Shared

LLC	   1,653,950	12.00  0		1,653,950	   0		1,653,950
Gruber  1,876,550	13.61  222,600	1,653,950	222,600	1,653,950
McBaine 1,913,500	13.88  259,550	1,653,950	259,550	1,653,950
TLB	   1,653,950	12.00  0		1,653,950	   0		1,653,950

SCHEDULE 13D

CUSIP No. 501337109	Page 8 of 11 Pages

Note: In addition to the shares reported, 75,000 shares are owned by an investment advisory client of LLC over which LLC does not have voting or dispositive power. Therefore, LLC disclaims beneficial ownership with respect to those shares.

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since 10/22/99:

Purchase	Number	Price
Name	 or Sale	Date	of      SHARES		Per Share

LLC		P	11/30/99		4500			4.44
McBaine	P	11/30/99		500			4.44
LLC		P	11/30/99		5500			4.50
Gruber	P	11/30/99		1500			4.50
McBaine	P	11/30/99		1500			4.50
McBaine	P	11/30/99		300			4.42
Gruber	P	11/30/99		300			4.42
LLC		P	11/29/99		15000		4.50
Gruber	P	11/29/99		1500			4.50
McBaine	P	11/29/99		2500			4.50
LLC		P	11/26/99		2100			4.50
McBaine	P	11/26/99		200			4.50
LLC		P	11/26/99		4000			4.65
Gruber	P	11/26/99		600			4.65
McBaine	P	11/26/99		4000			4.68
Gruber	P	11/26/99		1000			4.68
LLC		P	11/26/99		3000			4.63
McBaine	P	11/26/99		2000			4.63
LLC		P	11/24/99		6000			4.50
McBaine	P	11/24/99		1000			4.50
LLC		P	11/22/99		5400			4.86
LLC		P	11/19/99		60600		4.98
McBaine	P	11/19/99		11500		4.98
Gruber	P	11/19/99		3500			4.60
LLC		P	11/19/99		3000			4.60
LLC		P	11/18/99		16000		4.56
Gruber	P	11/18/99		3000			4.56
McBaine	P	11/18/99		4000			4.56
McBaine	P	11/18/99		5000			4.68
LLC		P	11/17/99		9000			4.40
Gruber	P	11/17/99		2000			4.40
McBaine	P	11/17/99		2000			4.40
LLC		P	11/17/99		2000			4.50

SCHEDULE 13D

CUSIP No. 501337109	Page 9 of 11 Pages


Gruber	P	11/17/99		2000			4.50
LLC		P	11/16/99		3500			4.63
McBaine	P	11/16/99		500			4.63
LLC		P	11/16/99		600			4.42
McBaine	P	11/16/99		300			4.42
LLC		P	11/15/99		2000			4.36
Gruber	P	11/15/99		1100			4.36
McBaine	P	11/15/99		400			4.36
LLC		P	11/10/99		14000		4.47
Gruber	P	11/10/99		5000			4.47
McBaine	P	11/10/99		3000			4.47
LLC		P	11/9/99		8500			4.19
McBaine	P	11/9/99		1500			4.19
LLC		P	11/3/99		6000			3.92
Gruber	P	11/3/99		10000		3.92
McBaine	P	11/3/99		4000			3.92
LLC		P	10/29/99		4500			3.97
McBaine	P	10/29/99		500			3.97

SCHEDULE 13D

CUSIP No. 501337109	Page 10 of 11 Pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LLC is the general partner of various limited partnerships, pursuant to limited partnership agreements. These agreements provide to the general partner the authority, among other things, to invest the funds of such partnerships in the Stock and to vote and dispose of those securities. Also pursuant to those limited partnership agreements, LLC is entitled to fees based on assets under management and realized and unrealized gain, if certain conditions are met. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of their various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to LLC based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to authority granted to LLC orally and under a Power of Attorney, LLC is authorized, among other things, to invest funds of various relatives and affiliates of Gruber and McBaine. Such authority may be terminated at any time on notice and there are no fees payable to LLC for those services.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
(previously filed).

SCHEDULE 13D

CUSIP No. 501337109		Page 11 of 11 Pages


SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	December 10, 1999

Jon D. Gruber

J. Patterson McBaine

Thomas O. Lloyd-Butler

Gruber and McBaine Capital Management, L.L.C., by J. Patterson McBaine,
Manager
CSR\2217\006\1077056.01